SO 2/18/04

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 11 2004
WASH. D.C. 155

04001974

SE . COMMISSION
Washington, D.C. 20549

VF 2-11-04

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03* (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

*Operations started on April 1, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tahoe FixedIncome LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12730 Buckthorn Lane

Reno (City) NV (State) 89511 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Schoening (425) 888-5532 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan, PLLC

(Name – *if individual, state last, first, middle name)*

601 Union St, Ste 2300 (Address) Seattle (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TAHOE FIXED INCOME, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

CONTENTS

OATH OR AFFIRMATION

I, Barry Schoening, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tahoe Fixed Income, LLC, **as** of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TRICIA L. OLSON
NOTARY PUBLIC-ARIZONA
YUMA COUNTY
My Comm. Expires Feb. 15, 2007

Signature

PARTNER / FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Tahoe Fixed Income, LLC
Reno, Nevada

We have audited the accompanying statement of financial condition of Tahoe Fixed Income, LLC as of December 31, 2003, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tahoe Fixed Income, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 14, 2004

TAHOE FIXED INCOME, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
Cash	$	14,833
Deposits with clearing organization		700,356
Receivable from clearing organization		150,952
Securities owned, at market value		5,311,471
Prepaid expense and other assets		16,839
	$	6,194,451
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Payable to clearing organization	$	5,139,529
Accrued expenses and other liabilities		1,906
Total liabilities		5,141,435
Members' Equity		1,053,016
	$	6,194,451

TAHOE FIXED INCOME, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

Revenue	
Net gains on sale of securities	$ 1,323,995
Interest and other income	86,442
	1,410,437
Expenses	
Salaries and benefits	52,483
Payroll taxes	6,168
Ticket charges	82,241
Interest	42,276
Communications	8,757
Data subscriptions	48,162
Travel	1,379
Office expense	3,430
Professional fees	14,850
Licenses, registrations and other taxes	14,646
Other	5,872
	280,264
Net income	$ 1,130,173

TAHOE FIXED INCOME, LLC

STATEMENT OF MEMBERS' EQUITY
Year Ended December 31, 2003

Balance, December 31, 2002	$ -
Capital contributions	447,843
Capital withdraws	(525,000)
Net income	1,130,173
Balance, December 31, 2003	$ 1,053,016

TAHOE FIXED INCOME, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash Flows from Operating Activities	
Net income	$ 1,130,173
Adjustments to reconcile net loss to cash flows from operating activities	
Change in operating assets and liabilities	
Deposits with clearing organization	(700,356)
Receivable from clearing organization	(150,952)
Securities owned	(5,311,471)
Payable to clearing organization	5,139,529
Other	(14,933)
Net cash flows from operating activities	91,990
Cash Flows from Financing Activities	
Contributions received from members	447,843
Contributions withdrawn by members	(525,000)
Net cash flows from financing activities	(77,157)
Increase in cash and cash balance, end of year	$ 14,833
Supplemental Cash Flow Information	
Cash paid during the year for interest	$ 42,276

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Tahoe Fixed Income, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities are primarily comprised of purchasing and selling government and private label mortgage-backed securities, and holding these types of securities for the Company's own account. Although the Company was established in 2002, it did not commence formal operations until April 2003.

As a limited liability company (or LLC), a member's liability is generally limited to contributions made to the LLC. The Company has a finite life and is scheduled to terminate in 2070.

The Company uses facilities and equipment provided by its owners (without charge).

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2003.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily, one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2003, the Company had deposit levels with clearing organizations exceeding the requirements.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of operations. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction and credit are passed through to its member owners in computing their individual tax liabilities.

Note 2. Securities Owned

Securities owned consist of trading and investment securities, and include accrued interest of $62,329. Securities owned are composed of:

Federal National Mortgage Association	$ 2,434,422
Federal Home Loan Mortgage Company	1,239,281
Federal Home Loan Bank	702,957
Government National Mortgage Association	231,789
Federal Farm Credit	253,760
Student Loan Marketing Association	20,119
Private label mortgage-backed securities	429,143
	$ 5,311,471

Note 3. Trading Activities and Related Risks

The Company actively trades government and private label mortgage-backed securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers.

The Company minimizes inventory credit risk by trading either governmental agency securities or securities that are AAA rated by two or more debt security rating services. The Company's counterparty risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC") which ensure settlements occur simultaneously for both sides of the trade.

The Company engages in the trading of contracts to purchase securities at future dates (futures contracts) which are a type of derivative financial instrument. Futures contracts are used to hedge the risk associated with owning debt securities. At December 31, 2003, there were two future contracts that had not been settled (notional amount of $1,500,000). These contracts relate to United States Treasury Notes and were due March 2004. Net realized and unrealized gains and losses from future contracts are included in the principal transactions revenues in the accompanying statement of operations. For the year ending December 31, 2003, net realized and unrealized losses on future contracts written were $23,482 and $3,438, respectively.

Note 4. Subsequent Event

On January 9, 2004, the Company's members withdrew $180,000 from the Company. The members expect to make an additional withdrawal prior to April 15, 2004, but the amount is undetermined.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2003, the Company had computed net capital of $782,450, which was in excess of the required net capital level by $682,450. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 8 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 0.002 to 1.

SUPPLEMENTARY INFORMATION

TAHOE FIXED INCOME, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2003

COMPUTATION OF NET CAPITAL

Members' equity		$ 1,053,016
Deductions		
Unsecured receivables from noncustomers	$ 33,080	
Other assets	16,839	49,919
Haircuts on security positions		
United States Agency obligations and obligations of organizations established by the United States		180,739
Private label mortgage-backed securities		39,908
Net capital		782,450
Minimum net capital		100,000
Excess net capital		$ 682,450

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and other liabilities	$ 1,906
Total aggregate indebtedness	$ 1,906

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	0.2%
Ratio of aggregate indebtedness to net capital	0.002 to 1

Tahoe Fixed Income, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

TAHOE FIXED INCOME, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2003

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 782,450

No adjustments were proposed to net capital per the broker's unaudited Focus Reports, Part IIA, as a result of our audit.

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Tahoe Fixed Income, LLC
Reno, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Tahoe Fixed Income, LLC ("the Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

January 14, 2004